844541

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032381

REGISTRANT'S NAME Black Mountain Minerals

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
MAY 3 0 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 2218 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/26/02

82-2218

02 APR 26 AM 11:12

AR/S
11-30-01

BLACK MOUNTAIN MINERALS INC.

FINANCIAL STATEMENTS
AND REPORT
AS AT NOVEMBER 30, 2001

AUDITOR'S REPORT

January 11, 2002
Toronto, Ontario

To the Shareholders of Black Mountain Minerals Inc.

I have audited the balance sheets of Black Mountain Minerals Inc. as at November 30, 2001 and 2000 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stewart Wright
Chartered Accountant

BLACK MOUNTAIN MINERALS INC.

(Incorporated Under the Laws of the Province of Ontario)

BALANCE SHEETS AS AT NOVEMBER 30

	2001	2000
ASSETS		
Current		
Cash and short term investments	$ 249,372	$ 322,917
Accounts receivable	8,058	5,618
	257,430	328,535
Oil and gas interests (Note 5)	1	1
Mining claims and deferred exploration expenditures (Note 4)	1	1
	$ **257,432**	$ **328,537**
LIABILITIES		
Current		
Accounts payable	$ 3,931	$ 4,903
SHAREHOLDERS' EQUITY		
Stated capital (Note 6)	1,059,368	1,059,368
Deficit	(805,867)	(735,734)
	253,501	323,634
	$ **257,432**	$ **328,537**

See Notes To Financial Statements

On Behalf Of The Board:

[signature] Director
James D. McCannell

[signature] Director
Gordon R. Wilton

BLACK MOUNTAIN MINERALS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED

		2001		2000
Administrative				
Accounting and corporate services	$	29,000	$	9,000
Shareholder relations		13,665		18,291
Legal and audit fees		6,195		3,500
Management fees		24,000		24,000
Director's fees		2,250		1,350
Miscellaneous		3,792		5,854
		78,902		61,995
Less: interest income and other income		(8,769)		(12,503)
Net loss for the year		70,133		49,492
Deficit at the beginning of the year		735,734		686,242
Deficit at the end of the year	$	**805,867**	$	**735,734**
Loss per share	$	**0.01**	$	**0.01**

See Notes To Financial Statements

BLACK MOUNTAIN MINERALS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED

		2001		2000
Cash flows from operations				
Net (loss) for the year	$	(70,133)	$	(49,492)
Net change in working capital excluding cash				
Decrease (increase) in accounts receivable		(2,440)		1,036
Increase (decrease) in accounts payable		(972)		(2,820)
Increase (decrease) in cash		(73,545)		(51,276)
Cash at the beginning of the year		322,917		374,193
Cash at the end of the year	$	**249,372**	$	**322,917**
Represented by:				
Cash	$	4,193	$	15,965
Short term investments		245,179		306,952
	$	**249,372**	$	**322,917**

See Notes To Financial Statements

Note 1

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Administrative Expenditures
Administrative expenditures are charged to operations in the current year.

Financial Instruments
The Company's financial instruments include cash and short-term investments, advances, accounts receivable, and accounts payable. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

The short-term investments consist of a GIC in the amount of $249,179 with an interest rate of 0.95% maturing on December 3, 2001.

Loss Per Share
The loss per share figure has been calculated using the weighted average number of shares outstanding during the year. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes.

Note 2

Adoption of New Accounting Standard for Income Taxes
Effective January 1, 2000 the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Previously the Company followed the deferral method of accounting for income taxes.

The change in accounting policy has no effect in the current or prior period's financial statements.

Note 3

Income Taxes
The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

		2001
Loss before income taxes	$	(70,133)
Income taxes recovery at combined federal and provincial rate of 44.6%		(31,279)
Taxable benefit not recognized		31,279
Actual income tax expense	$	-

As at December 31, 2001 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

Year of Expiry		
2004		46,000
2006		68,000
2006		67,000
2007		49,000
2008		70,000
	$	300,000

Note 4

Mining Claims and Related Expenditure

Brackin Township, Ontario
The Company holds a 100% interest in 4 patented mining claims located in Brackin Township, in the Province of Ontario. These claims are being carried at the nominal value of $1.

Note 5

Oil and Gas Interest
The Company holds a 75% net revenue interest in a certain oil and gas lease located in Camden Gore Township, Kent County, Ontario. The interest is subject to 25% gross overriding royalties. The property is being carried at the nominal value of $1.

Note 6

Stated Capital

Authorized:
Unlimited common shares
Unlimited preference shares
issuable in series

Common Shares			
Balance November 30, 1999, 2000 and 2001	5,753,957	$	1,059,368

Note 7

Related Party Transactions
During the period ended November 30, 2001 Fidelity Commerce Securities ("Fidelity") was paid the sum of $24,000 ($24,000-2000) as management fees. A major shareholder of the Company owns Fidelity.
These transactions were measured at the exchange amounts.

Note 8

Loss Per Share

		2001		2000
		Shares		**Shares**
Balance November 30,		5,793,957		5,793,597
Loss per share				
Numerator:				
Net earnings (loss) for the period	$	(70,133)	$	(49,492)
Denominator:				
Weighted average number of shares		5,361,151		5,793,597
Basic and diluted earnings (loss) per share	**$**	**(0.01)**	**$**	**(0.01)**

Note 9

Segmented Information
The Company has no reporting operating segments. Amounts disclosed in the financial statements for assets and liabilities, revenue, and loss for the year relate to administrative activities only.